SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           __________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. 8)(1)

                                  ALICO, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $1.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  016230 10-4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  JD Alexander
                           Atlantic Blue Trust, Inc.
                            122 East Tillman Avenue
                           Lake Wales, Florida 33853
                           Telephone: (863) 679-9595
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
-------------------------------------------------------------------------------
                         Charles W. Mulaney, Jr., Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                           Telephone: (312) 407-0700

                                October 3, 2006
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)
--------------

         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                -----------------------------
|CUSIP No.  016230 10-4         |       13D      |     Page 2 of 8 Pages      |
---------------------------------                -----------------------------

-------------|-----------------------------------------------------------------|
|            |                                                                 |
|     1      |NAME OF REPORTING PERSON                                         |
|            |I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)        |
|            |ATLANTIC BLUE TRUST, INC. (I.R.S. IDENTIFICATION NO. 57-1149984) |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|     2      |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|       |
|            |                                                   (b) |_|       |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|     3      |SEC USE ONLY                                                     |
|            |                                                                 |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|     4      |SOURCE OF FUNDS                                                  |
|            |OO, BK, WC                                                       |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|     5      |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       |_|        |
|            |REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           |
|            |                                                                 |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|     6      |CITIZENSHIP OR PLACE OF ORGANIZATION                             |
|            |                                                                 |
|            |FL                                                               |
|------------|-----------------------------------------------------------------|
|            |        |           |                                            |
| NUMBER OF  |        |     7     |SOLE VOTING POWER                           |
|  SHARES    |        |           |0                                           |
|BENEFICIALLY|        |-----------|--------------------------------------------|
| OWNED BY   |        |           |                                            |
|   EACH     |        |     8     |SHARED VOTING POWER                         |
| REPORTING  |        |           |3,725,457 (See Item 5)                      |
|  PERSON    |        |-----------|--------------------------------------------|
|   WITH     |        |           |                                            |
|            |        |     9     |SOLE DISPOSITIVE POWER                      |
|            |        |           |0                                           |
|            |        |-----------|--------------------------------------------|
|            |        |           |                                            |
|            |        |    10     |SHARED DISPOSITIVE POWER                    |
|            |        |           |3,725,457 (See Item 5)                      |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|    11      |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     |
|            |                                                                 |
|            |3,725,457 (See Item 5)                                           |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|    12      |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |
|            |CERTAIN SHARES          |_|                                      |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|    13      |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               |
|            |50.5% (See Item 5)                                               |
|------------|-----------------------------------------------------------------|
|            |                                                                 |
|    14      |TYPE OF REPORTING PERSON                                         |
|            |CO                                                               |
------------- -----------------------------------------------------------------

---------------------------------                -----------------------------
|CUSIP No.  016230 10-4         |       13D      |     Page 3 of 8 Pages      |
---------------------------------                -----------------------------

------------- -----------------------------------------------------------------
|            |
|     1      |NAME OF REPORTING PERSON
|            |I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
|            |ALICO HOLDING, LLC (I.R.S. IDENTIFICATION NO. 47-0906752)
|------------|-----------------------------------------------------------------
|            |
|     2      |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |X|
|            |                                                  (b) |_|
|------------|-----------------------------------------------------------------
|            |
|     3      |SEC USE ONLY
|            |
|------------|-----------------------------------------------------------------
|            |
|     4      |SOURCE OF FUNDS
|            |OO, BK, WC
|------------|-----------------------------------------------------------------
|            |
|     5      |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       |_|
|            |REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
|            |
|------------|-----------------------------------------------------------------
|            |
|     6      |CITIZENSHIP OR PLACE OF ORGANIZATION
|            |
|            |NV
|------------|-----------------------------------------------------------------
|            |      |          |
| NUMBER OF  |      |     7    |SOLE VOTING POWER
|  SHARES    |      |          |0
|BENEFICIALLY|      |----------| ----------------------------------------------
| OWNED BY   |      |          |
|   EACH     |      |     8    |SHARED VOTING POWER
| REPORTING  |      |          |3,725,457 (See Item 5)
|  PERSON    |      |----------|-----------------------------------------------
|   WITH     |      |          |
|            |      |     9    |SOLE DISPOSITIVE POWER
|            |      |          |0
|            |      |----------|-----------------------------------------------
|            |      |          |
|            |      |    10    |SHARED DISPOSITIVE POWER
|            |      |          |3,725,457 (See Item 5)
|------------|-----------------------------------------------------------------
|            |
|    11      |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|            |
|            |3,725,457 (See Item 5)
|------------|-----------------------------------------------------------------
|            |
|    12      |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
|            |CERTAIN SHARES          |_|
|------------|-----------------------------------------------------------------
|            |
|    13      |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|            |50.5% (See Item 5)
|------------|-----------------------------------------------------------------
|            |TYPE OF REPORTING PERSON
|    14      |OO
------------- -----------------------------------------------------------------

---------------------------------                -----------------------------
|CUSIP No.  016230 10-4         |       13D      |     Page 4 of 8 Pages      |
---------------------------------                -----------------------------

         This Amendment No. 8 (this "Amendment No. 8") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Trust, Inc., a Florida corporation, and Alico Holding, LLC, a Nevada limited liability company, as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004, Amendment No. 2, filed on October 15, 2004, Amendment No. 3, filed on December 22, 2004, Amendment No. 4, filed on February 3, 2005, Amendment No. 5, filed on March 22, 2005, Amendment No. 6 filed on May 4, 2006 and Amendment No. 7 filed on May 18, 2006 (as amended, the "Schedule 13D"). Except as indicated in this Amendment No. 8, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background

         The second paragraph of Item 2 is amended and restated in its entirety as follows:

         (a) - (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties") is set forth on Schedules 2-A and 2-B hereto. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

Item 4. Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

         ABT and the Issuer have entered into a letter agreement, dated September 29, 2006, which sets forth certain commitments ABT has made with respect to certain corporate governance standards and practices. A copy of the agreement is attached hereto as exhibit 99.9 and incorporated herein by reference.

         In accordance with the letter agreement, on September 29, 2006, Robert
J. Viguet, Jr., a member of the board of directors of ABT, was appointed to the board of directors of the Issuer.

Item 5.  Interest in Securities of the Issuer.

         The information with respect to the beneficial ownership of Common Stock by the Reporting Person set forth in subsection (a) Item 5 of the
Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) According to the Issuer's quarterly report on Form 10-Q for the quarterly period ended May 31, 2006, as filed with the Securities and Exchange Commission on July 10, 2006, there were 7,371,582 shares of Common Stock issued and outstanding as of June 19, 2006. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 50.5% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

         The information with respect to the beneficial ownership of Common Stock by Flagler set forth in subsection (a) Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

         Based on information provided by Flagler, as of September 30, 2006, Flagler does not beneficially own any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

         On July 7, 2006, the loans secured by the Pledge Agreement were repaid, and the liens on the Pledged Shares were released.

         The information set forth in the second paragraph of Item 4 of the this Amendment No. 8 is incorporated herein by reference.

                                                              Page 5 of 8 Pages



Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of Item 7:

         99.9     Letter Agreement, dated September 29, 2006.

                                                              Page 6 of 8 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3,  2006

                                  ATLANTIC BLUE TRUST, INC.


                                  By:      /s/ JD Alexander
                                           -------------------------------------
                                           Name:   JD Alexander
                                           Title:  President and Chief Executive
                                                   Officer


                                  ALICO HOLDING, LLC


                                  By:      /s/ JD Alexander
                                           -------------------------------------
                                           Name:  JD Alexander
                                           Title: Manager

                                                              Page 7 of 8 Pages

                                                                   SCHEDULE 2-A


                           ATLANTIC BLUE TRUST, INC.


                        Directors and Executive Officers


The name, present principal occupation, and business address of each director and executive officer of Atlantic Blue Trust, Inc. are set forth below.


       Name                  Principal Occupation                        Business Address
       ----                  --------------------                        ----------------

JD Alexander*      President and Chief Executive Officer,    122 East Tillman Avenue, Lake Wales, Florida 33853
                   Atlantic Blue Trust, Inc.

Laura Grace        Educator                                  122 East Tillman Avenue, Lake Wales, Florida 33853
Alexander*

John Doxsie*       President, United Sugars Corporation      7401 Metro Blvd, Suite 350
                                                             Edina, MN  55439

Cliff Hinkle*      Chairman of the Board and CEO, Flager     111 S. Monroe Street, Suite 2000B
                   Holdings, Inc.                            Tallahassee, FL  32301

Nancy Linnan*      Managing Shareholder, Carlton Fields,     215 S. Monroe Street,  Suite 500
                   P.A.                                      Tallahassee, FL  32301-1866

Byron G.           Manager of Employee Staffing Services     205 North Scenic Highway, Suite 100
Matteson*          Company                                   Frostproof, Florida 33843

Cynthia Matteson*  Director, Atlantic Blue Trust, Inc.       122 East Tillman Avenue, Lake Wales, Florida 33853

Rebecca Milligan*  Student                                   116 St. Lawrence Avenue,
                                                             Worthing, West Sussex  BN14 7JL ENGLAND

James Seneff*      Chairman of the Board and CEO, CNL        450 S. Orange Avenue
                   Financial Group, Inc.                     Orlando, FL  32801

Robert Viguet*     Partner, Thompson Knight LLP              333 Clay Street, Suite 3300
                                                             Houston,  TX  77002

Yvonne Bunce       Corporate Secretary, Atlantic Blue        122 East Tillman Avenue, Lake Wales, Florida 33853
                   Trust, Inc.

Eric Dana          Chief Financial Officer, Atlantic Blue    122 East Tillman Avenue, Lake Wales, Florida 33853
                   Trust, Inc.

Kevin O'Leary      Treasurer, Atlantic Blue Trust, Inc.      122 East Tillman Avenue, Lake Wales, Florida 33853

Lisa Jensen        Chief Operating Officer, Atlantic Blue    122 East Tillman Avenue, Lake Wales, Florida 33853
                   Trust, Inc.

-----------------------

*   Director of Atlantic Blue Trust, Inc.


                                                              Page 8 of 8 Pages


                                                                   SCHEDULE 2-B


                               ALICO HOLDING, LLC


                                    Managers


The name, present principal occupation, and business address of each manager of Alico Holding, LLC are set forth below.


    Name                Principal Occupation                       Business Address
    ----                --------------------                       ----------------

Kristine Eppes       Office Manager                           2215-B Renaissance Drive
                                                              Suite 5
                                                              Las Vegas, Nevada  89119

JD Alexander         President, Atlantic Blue Trust, Inc.     122 East Tillman Avenue, Lake Wales, Florida 33853

Yvonne Bunce         Corporate Secretary, Atlantic Blue       122 East Tillman Avenue, Lake Wales, Florida 33853
                     Trust, Inc.

Kevin O'Leary        Controller, Atlantic Blue Trust, Inc.    122 East Tillman Avenue, Lake Wales, Florida 33853
